EXHIBIT 12.1
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income before gain on sale of land, income from joint ventures and minority interests	$81,185	$68,366	$54,012	$38,748	$30,731
Fixed charges	49,092	44,203	41,678	32,293	26,141
Distributions from equity investments	874	855	811	486	1,738
Capitalized interest	(100)	(160)	(688)	(832)	(961)

Adjusted Earnings	$131,051	$113,264	$95,813	$70,695	$57,649

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$47,438	$42,427	$38,054	$30,570	$24,475
Interest income	1,554	1,616	2,936	891	705
Capitalized interest	100	160	688	832	961

Total Fixed Charges	$49,092	$44,203	$41,678	$32,293	$26,141

Ratio of Earnings to Fixed Charges	2.7x	2.6x	2.3x	2.2x	2.2x